I, Ruth E Nemire, certify that:

(1) the financial statements of Acquire Skills and Knowledge Education Inc included in this Form are true and complete in all material respects; and

(2) the tax return information of Acquire Skills and Knowledge Education Inc included in this Form reflects accurately the information reported on the tax return for Acquire Skills and Knowledge Education Inc filed for the fiscal year ended 2019.

Signature

Ruth E Nemire
CEO, Chair of the Board of Directors

02-19-2020

___

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.